

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 8, 2025

Martin Dozier, Esq.
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street, Suite 4900
Atlanta, GA 30309

Re: CNL Strategic Venture Capital, et al.; File No. 812-15555

Dear Mr. Dozier:

By Form APP-WD filed with the U.S. Securities and Exchange Commission on May 7, 2025, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Thomas M. Ahmadifar

Thomas M. Ahmadifar
Branch Chief

Copy to:
Chirag Bhavsar, CNL Fund Advisors II, LLC
Mitchel Laskey, DeepWork Capital, LLC